United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form  20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Press Release

Vale informs on the Global Settlement for Brumadinho

Rio de Janeiro, February 4th, 2021 - Vale S.A. (“Vale” or “Company”) informs that, today, it entered into a Judicial Settlement for Integral Reparation (“Global Settlement”) with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the B-1 dam rupture, which occurred on January 25th, 2019 in Brumadinho, Minas Gerais. The mediation process was conducted by the Court of Justice of Minas Gerais (“TJMG”), through the Judicial Center for Resolution of Conflicts and Citizenship (“CEJUSC”).

Scope of the Global Settlement

The Global Settlement has an economic value of R$ 37,689,767,329.00 (thirty-seven billion, six hundred and eighty-nine million, seven hundred and sixty-seven thousand, three hundred and twenty-nine reais), contemplating socio-economic and socio-environmental reparation projects. In the socioeconomic part, the Settlement encompasses (i) projects demanded by the affected communities, (ii) a program of income transfer to the affected population, replacing the current payment of emergency aid, (iii) projects for Brumadinho and for the other municipalities of the Paraopeba Basin, in addition to (iv) resources for the Government of the State of Minas Gerais to carry out the Urban Mobility Program and the Public Service Strengthening Program.

Regarding the socio-environmental reparation, the Global Settlement establishes the guidelines and the governance for the execution, by Vale, of the Reparation Plan, as well as projects to be implemented as compensation for the environmental damage already known and projects aimed at water security in the impacted region.

The Global Settlement results from a high-level mediation process, conducted by the CEJUSC, part of the TJMG, over the past few months, and aims at a quick solution to mitigate the impacts of the dam rupture on the State of Minas Gerais and the affected regions.

“Vale is committed to fully repair and compensate damage caused by the tragedy in Brumadinho and to increasingly contribute to the improvement and development of the communities in which we operate. We trust that this Global Settlement is an important step in that direction. We know that we have work to do and we remain firm in that purpose, in line with our New Pact with Society”, says Vale's CEO, Eduardo Bartolomeo.

Conditions for fulfilling obligations and ending legal disputes

According to the governance established by the Global Agreement, the fulfillment of the agreed obligations will occur as follows:

(i)	obligations to pay - upon payment of commitments, with defined values and schedule. The corresponding projects will be managed by the State of Minas Gerais and Institutions of Justice, and include most compensation projects, both socio-economic and socio-environmental;

(ii)	obligations to do - upon the conclusion, by Vale, of the projects predefined in the settlement. They mainly include socio-environmental reparation projects, whose estimated values are part of the economic value of the Global Settlement but are not subject to the global cap of the settlement. However, such obligations were already provisioned in the financial statements of September 30, 2020.

Press Release

“The mediation process conducted by the Court of Justice of Minas Gerais allowed the construction of a Settlement that definitively ends the disputes with the State of Minas Gerais, the Federal and State Public Prosecutors, and the Public Defender of Minas Gerais. The institutions engaged in the construction of the Global Settlement ensured swift, fair and effective solutions in a process conducted with transparency, legitimacy and legal certainty”, said Vale’s General Counsel, Alexandre D’Ambrosio.

The demands set forth in public civil actions and resolved with the Global Settlement refer to the socio-environmental damage caused by the dam rupture, as well as the socio-economic reparation, referring to lato sensu collective damage and homogeneous, non-divisible individual damage.

Indemnifications for divisible individual damages are excluded from the Global Settlement. Regarding these, Vale reinforces its commitment to fair, swift and equitable reparation through the signing of individual settlements based on the Term of Commitment entered into with the Public Defender of the State of Minas Gerais on April 5th, 2019.

In this sense, the reparation of Brumadinho remains a priority for Vale, and advances with individual indemnifications and reparation works. Over 8,900 people are already parties of civil or labor indemnification agreements, entered into with Vale, which sum up over R$ 2.4 billion. Over a hundred thousand people have also received, since 2019, emergency aid payments, which total R$ 1.8 billion.

Impact on financial statements

Considering the amount of the Global Settlement, and based on preliminary cash outflow expectations, Vale estimates, that an additional expense of approximately R$ 19.8 billion will be recognized in the result for the 2020 fiscal year, of which R$ 5.4 billion will be settled upon the release of judicial deposits and R$ 14.4 billion will be added to liabilities associated with Brumadinho's socio-economic and socio-environmental reparation.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 3, 2021		Head of Investor Relations